EXHIBIT 99.1

Netzee, Inc. and
Subsidiaries

Consolidated Financial Statements
as of December 31, 2002 and 2001,
and for each of the Three Years in the
Period Ended December 31, 2002,
and Independent Auditors’ Report

NETZEE, INC. AND SUBSIDIARIES

Page

INDEPENDENT AUDITORS’ REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Statement of Net Assets as of December 31, 2002 (Liquidation Basis) And Consolidated Balance Sheet as of December 31, 2001 (Going Concern Basis)	4

Consolidated Statements of Operations for the years ended December 31, 2001 and 2000 And Consolidated Statement of Operations for the period from January 1, 2002 to December 30, 2002 (Going Concern Basis) and Consolidated Statement of Changes in Net Assets for December 31, 2002 (Liquidation Basis)	5

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2001 and 2000 and Consolidated Statement of Changes in Shareholders’ Equity for the period from January 1, 2002 to December 30, 2002 (Going Concern Basis)	6

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000	7

Notes to Consolidated Financial Statements	8

INDEPENDENT AUDITORS’ REPORT

To Netzee, Inc.

We have audited the accompanying consolidated statement of net assets of Netzee, Inc. and subsidiaries (the “Company”) as of December 31, 2002, (liquidation basis) and the related consolidated statement of operations for the period from January 1, 2002 to December 30, 2002 (going concern basis), consolidated statement of changes in net assets for December 31, 2002 (liquidation basis), consolidated statement of changes in shareholders’ equity for the period from January 1, 2002 to December 30, 2002 (going concern basis) and consolidated statement of cash flows for the year ended December 31, 2002 (going concern basis). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Netzee, Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, before the revisions to Note 4 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 15, 2002 (except with respect to related-party borrowings and preferred stock discussed in Note 21, Subsequent Events, as to which the date was March 29, 2002).

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the shareholders of Netzee, Inc. approved a plan of complete liquidation and dissolution on December 30, 2002, and the Company commenced liquidation shortly thereafter. Also, the Company sold substantially all of its assets on December 31, 2002. As a result, the Company has changed its basis of accounting from the going concern basis to the liquidation basis effective December 31, 2002.

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the net assets of Netzee, Inc. at December 31, 2002 the changes in net assets in liquidation for December 31, 2003, the results of its operations for the period from January 1, 2002 to December 30, 2002 and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142.

As discussed above, the financial statements of Netzee, Inc. as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 4, these financial statements have been revised to include the transitional disclosures required by SFAS 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 4 with respect to 2001 and 2000 included (1) comparing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company’s underlying analysis obtained from management, (2) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss and (3) we have performed audit procedures on other disclosures in Note 4. In our opinion, the disclosures for 2001 and 2000 in Note 4 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures, and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

Deloitte & Touche LLP
Atlanta, Georgia March 24, 2003

The following report of Arthur Andersen LLP (“Andersen”) is a copy of the report previously issued by Andersen on April 1, 2002. The report of Andersen is included in this annual report on Form 10-K pursuant to Rule 2-02(e) of regulation S-X. The Company has not been able to obtain a reissued report from
Andersen. Andersen has not consented to the inclusion of its report in this
Form 10-K. Because Andersen has not consented to the inclusion of its report in this annual report, it may be difficult to seek remedies against
Andersen, and the ability to seek relief against Andersen may be impaired.

To Netzee, Inc.:

We have audited the accompanying consolidated balance sheets of Netzee, Inc. (a Georgia corporation, formerly Direct Access Interactive, Inc.) and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from March 1, 1999 to December 31, 1999, and for the years ended December 31, 2000 and 2001 and the consolidated statements of operations, shareholders’ deficit, and cash flows of its predecessor (Direct Access Interactive, Inc.) for the period from January 1, 1999 to February 28, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netzee, Inc. and subsidiaries as of December 31, 2000 and 2001, the results of their operations and their cash flows for the years ended December 31, 2000 and 2001 and the period from March 1, 1999 to December 31, 1999, and the results of operations and cash flows of its predecessor (Direct Access Interactive, Inc.) for the period from January 1, 1999 to February 28, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Atlanta, Georgia

February 15, 2002 (except with respect to related party borrowings and preferred stock discussed in Note 21, as to which the date is March 29, 2002)

NETZEE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF NET ASSETS AS OF DECEMBER 31, 2002
(LIQUIDATION BASIS) AND CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2001 (GOING CONCERN BASIS)

	2002	2001

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,389,066	$464,889
Restricted cash	1,010,000	325,000
Accounts receivable, net of allowance for doubtful accounts of $641,447 at December 31, 2001	—	2,708,227
Leases receivable, current	—	630,083
Prepaid and other current assets	30,689	1,091,442

Total current assets	7,429,755	5,219,641
Property and equipment, net of accumulated depreciation of $3,552,971 at December 31, 2001	—	4,315,900
Intangible assets, net of accumulated amortization of $47,824,555 at December 31, 2001	—	22,261,157
Leases receivable, net of current portion	—	638,267
Other non - current assets	—	65,607

Total assets	7,429,755	$32,500,572

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	—	$1,303,835
Liquidation payable to preferred shareholder	2,090,694	—
Accrued liabilities	202,752	1,354,045
Reserve for estimated liquidation costs	1,790,000	—
Deferred revenue	—	2,697,894
Other current liabilities	—	1,039,996

Total current liabilities	4,083,446	6,395,770
Related - party borrowings	—	13,191,715
Deferred revenue, net of current portion	—	1,180,780

Total liabilities	4,083,446	20,768,265

Commitments and contingencies (Note 19)

Redeemable preferred stock, no par value; 5,000,000 shares authorized: 8% convertible preferred stock, $13 stated value; 500,000 shares authorized and outstanding at December 31, 2001	—	6,500,000
Shareholders’ equity:
Common stock, no par value; 70,000,000 shares authorized at December 31, 2002 and 2001; 3,327,442 and 3,358,622 shares issued and outstanding at December 31, 2002 and 2001, respectively	—	190,555,255
Notes receivable from shareholders	—	(579,486)
Deferred stock compensation	—	(629,234)
Accumulated deficit	—	(184,114,228)

Total shareholders’ equity	—	5,232,307

Total liabilities and shareholders’ equity	—	$32,500,572

Net assets in liquidation	$3,346,309

See notes to consolidated financial statements.

NETZEE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND CONSOLIDATED STATEMENT OF OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2002 TO DECEMBER 30, 2002 (GOING CONCERN BASIS) AND CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS AT DECEMBER 31, 2002 (LIQUIDATION BASIS)

	2002	2001	2000

REVENUES:
Monthly maintenance and service	$15,897,809	$23,467,947	$17,760,838
License, hardware, implementation and other	1,963,984	2,296,096	2,150,706

Total revenues	17,861,793	25,764,043	19,911,544
OPERATING EXPENSES:
Cost of services, license, hardware, implementation and maintenance	6,158,595	14,115,008	10,105,570
Selling and marketing	833,573	3,559,257	9,422,085
General and administrative, excluding amortization of stock-based compensation and restructuring costs	6,888,660	11,556,547	11,342,280
Amortization of stock-based compensation	234,016	1,255,437	3,192,688
Depreciation	1,815,118	2,065,577	1,773,436
Amortization	16,242,742	32,969,808	52,802,042
Restructuring costs	—	2,002,139	211,200
Long-lived asset impairment charges	—	12,142,146	26,300,278
Net loss on sales of assets	—	4,719,863	—

Total operating expenses	32,172,704	84,385,782	115,149,579

Operating loss	(14,310,911)	(58,621,739)	(95,238,035)
Interest expense, net	(904,773)	(878,824)	(1,050,664)

Net loss before cumulative effect of change in accounting principle and preferred stock dividends	(15,215,684)	(59,500,563)	(96,288,699)
Cumulative effect of change in accounting principle	(743,065)	—	(351,980)

Net loss before preferred stock dividends	(15,958,749)	(59,500,563)	(96,640,679)
Preferred stock dividends	(889,805)	(520,000)	(520,000)

Net loss attributable to common shareholders	$(16,848,554)	$(60,020,563)	$(97,160,679)

Shareholders’ equity balance, December 30, 2002	$(10,828,234)
Adjustments to liquidation basis:
Accrual of liquidation expenses (Note 1)	(2,640,000)
Forgiveness of note payable to related party (Note 1)	9,215,210
Writeoff of redeemable preferred stock (Note 1)	5,969,306
Gain on sale of assets to Certegy (Note 1)	1,630,027

Balance, net assets at December 31, 2002	$3,346,309

See notes to consolidated financial statements.

NETZEE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM JANUARY 1, 2002 TO DECEMBER 30, 2002 (GOING CONCERN BASIS)

							Total Shareholders’ (Deficit) Equity

	Common Stock		Warrants	Shareholders’ Notes Receivable	Deferred Compensation	Accumulated Deficit

	Shares(1)	Amount

Balance, December 31, 1999	2,549,629	$148,056,611	$4,618,760	$(3,314,799)	$(8,547,212)	$(26,932,986)	$113,880,374

Exercise of warrants to purchase common stock	57,735	6,119,857	(4,618,760)	—	—	—	1,501,097
Issuance of common stock and options to purchase common stock in connection with acquisitions	705,231	39,834,929	—	—	—	—	39,834,929
Issuance of common stock in connection with employer 401(k) match	47,401	142,204	—	—	—	—	142,204
Forfeiture of resticted shares	(3,125)	(375,000)	—	—	375,000	—	—
Initial public offering expenses	—	(107,480)	—	—	—	—	(107,480)
Exercise of stock options	1,771	17,607	—	—	—	—	17,607
Interest on shareholder notes	—	—	—	(214,241)	—	—	(214,241)
Repayment of shareholders’ notes	—	—	—	2,003,573	—	—	2,003,573
Amortization of deferred stock-based compensation	—	—	—	—	3,192,688	—	3,192,688
Forfeiture of stock options	—	(1,383,842)	—	—	1,383,842	—	—
Net loss attributable to common shareholders	—	—	—	—	—	(97,160,679)	(97,160,679)

Balance, December 31, 2000	3,358,642	192,304,886	—	(1,525,467)	(3,595,682)	(124,093,665)	63,090,072

Return of common stock in connection with acquisitions	(23,824)	(115,885)	—	—	—	—	(115,885)
Forfeitures of stock options	—	(1,711,011)	—	—	1,711,011	—	—
Issuance of common stock in connection with employer 401(k) match	12,298	20,516	—	—	—	—	20,516
Exercise of stock options	2,223	177	—	—	—	—	177
Issuance of common stock in connection with acquisitions	28,572	56,572	—	—	—	—	56,572
Repayment of shareholders’ notes	—	—	—	981,659	—	—	981,659
Interest on shareholder notes	—	—	—	(35,678)	—	—	(35,678)
Amortization of deferred stock-based compensation	—	—	—	—	1,255,437	—	1,255,437
Net loss attributable to common shareholders	—	—	—	—	—	(60,020,563)	(60,020,563)

Balance, December 31, 2001	3,377,911	190,555,255	—	(579,486)	(629,234)	(184,114,228)	5,232,307

Forfeitures of stock options	—	(395,218)	—	—	395,218	—	—
Write-off of shareholder receivable	—	—	—	16,622	—	—	16,622
Repayment of shareholders’ notes	—	—	—	587,215	—	—	587,215
Repurchase of common stock in connection with 401(k)	(50,997)	(25,489)	—	—	—	—	(25,489)
Interest on shareholder notes	—	—	—	(24,351)	—	—	(24,351)
Amortization of deferred stock-based compensation	—	—	—	—	234,016	—	234,016
Issuance of common stock in connection with employer 401(k) match	508	—	—	—	—	—	—
Net loss attributable to common shareholders	—	—	—	—	—	(16,848,554)	(16,848,554)

Balance, December 30, 2002	3,327,422	$190,134,548	$—	$—	$—	$(200,962,782)	$(10,828,234)

(1)       All shares have been adjusted to reflect the one-for-eight reverse stock split effected May 16, 2001.

See notes to consolidated financial statements.

NETZEE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss applicable to common shareholders	$(16,848,554)	$(60,020,563)	$(97,160,679)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting principle	743,065	—	351,980
Depreciation and amortization	18,057,860	35,035,385	54,575,478
Stock–based compensation expense	234,016	1,255,437	3,192,688
Asset impairment charges	—	12,142,146	26,300,278
Provision for bad debt	(46,092)	10,572	579,590
Net loss on sales of assets	—	4,719,858	—
Interest income on shareholder notes	(7,729)	(35,678)	(214,241)
Changes in assets and liabilities, net of effect of acquisitions and dispositions:
Accounts receivable	1,692,875	2,255,972	(2,946,615)
Leases receivable	346,856	605,836	(621,207)
Prepaid and other current assets	1,617,165	(175,409)	(387,938)
Accounts payable and accrued liabilities	(3,143,121)	(3,205,903)	(956,124)
Accrued restructuring costs	(162,008)	(61,292)	98,300
Deferred revenue	(1,346,205)	(1,530,326)	990,444
Other current liabilities	94,924	586,795	639,085

Net cash provided by (used in) operating activities	1,233,052	(8,417,170)	(15,558,961)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired	—	(420,954)	—
Purchase of property, equipment and capitalized software	(1,378,646)	(2,238,777)	(4,138,335)
Purchase of short–term investments related to restricted cash	(910,000)	(575,000)	(135,000)
Proceeds from sale of short–term investments related to restricted cash	225,000	380,000	—
Proceeds from the sale of assets	10,551,139	16,863,801	—

Net cash provided by (used in) provided by investing activities	8,487,493	14,009,070	(4,273,335)

CASH FLOWS FROM FINANCING ACTIVITIES:
Related party borrowings	1,650,000	10,450,000	27,046,095
Payments on related party borrowings	(5,388,084)	(17,496,706)	(18,003,025)
Debt extension costs	(620,000)	—	—
Payments on notes payable	—	(22,372)	(3,403,911)
Net proceeds from refinancing of note payable	—	—	400,192
Repayment of shareholder notes	587,215	981,659	2,003,573
Repurchase of common stock	(25,499)	—	—
Payments of preferred stock dividends and preferred stock	—	—	(24,200)
Proceeds from exercise of warrants	—	—	1,501,097
Proceeds from exercise of options for common stock	—	177	17,607

Net cash provided by (used in) financing activities	(3,796,368)	(6,087,242)	9,537,428

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	5,924,177	(495,342)	(10,294,868)

CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	464,889	960,231	11,255,099

CASH AND CASH EQUIVALENTS END OF YEAR	$6,389,066	$464,889	$960,231

See notes to consolidated financial statements.

NETZEE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001, AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2002

1.         SALE OF SUBSTANTIALLY ALL OUR ASSETS

Prior to December 31, 2002 Netzee, Inc. (“we,” “Netzee” or the “Company”) is a provider of Internet banking products and services and Internet commerce solutions to small and mid-sized banks, thrifts and credit unions, typically with assets of less than $10 billion. We provided solutions that enable financial institutions to offer their customers a wide array of financial products and services over the Internet. We also offered financial institutions custom web site design, implementation and marketing services, telephone banking products and other support applications.

On December 5, 2002, we signed a definitive agreement to sell substantially all of our assets to Down Acquisition Corp. (“Certegy”) a wholly owned subsidiary of Certegy, Inc. The agreement was subject to the approval of our shareholders of the sale and a Plan of Liquidation and Dissolution (the “Plan”). On December 30, 2002, we held a special meeting of shareholders at which our shareholders approved the sale to Certegy and the Plan. On December 31, 2002, we completed the sale to Certegy and began the process of liquidating the Company.

Gross proceeds from the sale were approximately $10.4 million in cash, of which $800,000 was placed in escrow for indemnification and other purposes and is included as restricted cash in the accompanying statement of net assets in liquidation at December 31, 2002.

At the time of the sale, we paid InterCept Inc. (“InterCept”) and John H. Harland Company (“Harland”) all accrued but unpaid interest and a portion of the principal amounts outstanding under the existing credit facility. On December 31, 2002 we made a payment to InterCept totaling approximately $2.5 million (approximately $2.3 million in principal and approximately $167,000 in accrued interest) and to Harland totaling approximately $1.1 million (approximately $1.0 million in principal and approximately $51,000 in accrued interest) in settlement of our obligations under the credit facility.

The accompanying statement of net assets includes an accrual for the final payment to the Series B Preferred Stockholder (“Preferred Shareholder”) of approximately $2.1 million (approximately $1.6 million in accrued dividends and approximately $500,000 for Series B preferred stock). This payment was made on January 2, 2003 in settlement of our obligations related to the Series B Preferred Stock and accrued but unpaid dividends.

Subsequent to the sale of assets to Certegy, we retained certain liabilities including the payment of approximately $2.1 million due to the Preferred Shareholder, which is recorded as a liquidation payable to preferred shareholder in the accompanying statement of net assets, approximately $990,000 related to the purchase of a directors and officers insurance policy which is included in accrued liabilities in the accompanying statement of net assets and approximately $850,000 related to severance payments made on December 31, 2002. Additionally, we retained approximately $1 million of other accruals primarily related to professional services fees which will be paid subsequent to year-end. Of those accruals, approximately $800,000 million are considered estimated costs associated with carrying out the plan of liquidation.

As a result of the items noted above, the Company’s statement of net assets as of December 31, 2002 has been prepared on a liquidation basis. Accordingly, assets have been valued at estimated net realizable value and liabilities include estimated costs associated with carrying out the plan of liquidation of approximately $1.8 million. The statement of net assets reflects the elimination of the assets and liabilities that were purchased and assumed by Certegy pursuant to the sale of assets that closed on December 31, 2002. The statement of operations for the period from January 1, 2002 to December 30, 2002 and for the years ended December 31, 2001 and 2000, changes in shareholders’ equity for the period from January 1, 2002 to December 30, 2002 and for the years ended December 31, 2001 and 2000 and cash flow for the year ended December 31, 2002 remain on the historical cost (going concern) basis but do not include the effects of the sale of the assets and the forgiveness of certain of the Company’s debt and preferred stock or the accrual of the estimated and known costs associated with carrying out the Plan. These effects are included in the statement of changes in net assets at December 31, 2002 as an adjustment to liquidation basis of approximately $14.2 million. This amount consists of approximately $2.6 million in estimated and known costs associated with carrying out the Plan, a gain of approximately $1.6 million on the sale of assets to Certegy, a gain on the forgiveness of approximately $7.3 million in debt owed to InterCept, a gain on the forgiveness of approximately $1.9 million in debt owned to Harland and a gain on the forgiveness of approximately $6.0 million in debt owed to the holder of our redeemable preferred stock.

The consolidated balance sheet as of December 31, 2001, and the statements of operations, statements of changes in shareholders’ equity and statements of cash flows for the years ended December 31, 2001 and 2000 have been prepared on the historical cost (going concern) basis of accounting on which the Company had previously reported its financial condition and results of operations.

In conjunction with the sale of assets to Certegy, we agreed to pay the common shareholders up to $0.50 per share for each of their shares of common stock (except with respect to which dissenters rights had been validly exercised and perfected), but only after all known and undisputed liabilities were either discharged or paid. Subsequent to the payment to the common shareholders, any assets not required to settle or pay our liabilities and contingencies will be distributed among InterCept, Harland and the Preferred Shareholder. As discussed in Note 20, subsequent to year-end, we made a liquidating distribution of $0.50 per share to the record holders of Netzee, Inc. common stock as of the close of business on February 6, 2003. After the liquidating distribution to the record holder of Netzee common stock, and after the liquidation of the Company is complete, any remaining assets will be distributed to InterCept, Harland and the Preferred Shareholder.

2.         NATURE OF BUSINESS

Formation, Certain Acquisitions and Certain Dispositions. Netzee was formed as a Georgia corporation in August 1999 to be merged with Direct Access Interactive, Inc. (“Direct Access” or the “Predecessor”), a company that was formed in October 1996 to provide Internet and telephone banking products and services. In March 1999, InterCept acquired Direct Access as a wholly owned subsidiary. As of the date of the sale of substantially all of our assets as discussed in Note 1, InterCept owned approximately 28% of our common stock.

In August 1999, Direct Access acquired SBS Corporation (“SBS”) in a merger. Immediately after the merger, Direct Access sold all of the assets of SBS, other than its Internet and telephone banking assets, to our former parent company, InterCept Based in Birmingham, Alabama, SBS provided automated technology products and services, including Internet and telephone banking systems, to community financial institutions nationwide.

In September 1999, Direct Access was merged into Netzee, with Netzee being the surviving corporation. On that same day, Netzee acquired the Internet banking divisions (the “Divisions”) of each of TIB The Independent BankersBank (“TIB”), a Texas state chartered and Federal Reserve member bank, and The Bankers Bank, a Georgia state chartered and Federal Reserve member bank. Each of these entities is a “bankers’ bank,” which is a bank that exclusively serves and is owned by other financial institutions.

In September 1999, we also acquired all of the ownership interests in Call Me Bill, LLC (“Call Me Bill”) based in Elizabethtown, Kentucky. Call Me Bill provided 24-hour electronic bill payment services to financial institutions’ customers. Subsequently, we integrated these services into our core Internet banking product. In May 2001, we sold a portion of these assets which we considered a non-core component of our business to iPay, LLC (“iPay”), a related party, which also assumed certain of the liabilities associated with the assets (see Note 6).

In September 1999, we also acquired Dyad Corporation (“Dyad”). Based in Norcross, Georgia, Dyad developed, among other things, proprietary loan application, approval and fulfillment software.

In November 1999, we completed our initial public offering. We issued 550,000 shares of common stock (including the exercise of a portion of the underwriter’s over-allotment option) at an offering price of $112 per share. Net proceeds from the offering were approximately $55 million after deducting underwriters’ discounts, commissions and expenses of the offering. We used the proceeds to repay principal and accrued interest owed to InterCept pursuant to outstanding promissory notes and previous working capital advances and to acquire DPSC Software, Inc. (“DPSC”) in December 1999.

Located near Los Angeles, California, DPSC provided regulatory reporting and support applications designed to meet the special needs of community financial institutions. In February 2001, we sold substantially all of these assets to InterCept, which also assumed substantially all of the liabilities associated with the assets (see Note 6).

In March 2000, we acquired certain of the assets and assumed certain liabilities of Digital Visions, Inc. (“DVI”) based in Minneapolis, Minnesota. DVI provided Internet-based financial information tools for community financial institutions. In November 2001, we sold substantially all of these assets to SS&C Technologies, Inc. (“SS&C”), which also assumed certain of the liabilities associated with the assets (see Note 6).

In July 2000, we acquired certain assets and assumed certain liabilities of Card Plus, Inc. (“Card Plus”). Located in Norcross, Georgia, Card Plus provided software and outsourced consultants for systems development.

In November 2000, we acquired certain assets and assumed certain liabilities of Harland. The assets acquired were principally located in Trumbull, Connecticut and Portland, Oregon and are used to provide Internet banking and bill payment services. As a result of our purchase of these assets, as of the date of the sale of substantially all of our assets as discussed in Note 1, Harland had beneficial ownership of approximately 16% of our common stock.

In March 2001, we purchased certain assets of HomeCom’s Internet banking business and assumed certain of HomeCom’s operating liabilities related to the business. The assets acquired were principally located in Atlanta, Georgia and are used to provide Internet banking services.

We collectively refer to Call Me Bill, Card Plus, DPSC, DVI, Dyad, HomeCom, the Internet banking and bill payment assets of Harland, the Internet and telephone banking operations of SBS and the Divisions as the “Acquired Operations.”

Nasdaq Notification - On February 14, 2002, we received notification from The Nasdaq Stock Market indicating that we were out of compliance with the $5 million minimum market value requirement for our publicly held shares, as stated in Marketplace Rule 4450(a)(2). We were given 90 calendar days, or until May 15, 2002, to come into compliance with this rule, which required our publicly held shares to maintain a minimum market value of $5 million for a minimum of 10 consecutive trading days during that period. We did not meet this requirement and our common stock was delisted from the Nasdaq National Market on May 24, 2002. On that date, trading prices for our common stock were quoted through the OTC Bulletin Board.

Memorandum of Understanding - In the first quarter of 2002, we entered into a Memorandum of Understanding (the “MOU”) with the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Georgia State Banking Department. The MOU addresses several operational tasks which we believe we have now substantially completed, imposes continuing reporting requirements and prohibits us from declaring or paying cash or stock dividends on any shares of our capital stock without the approval of the banking regulators. No civil or monetary penalties have been imposed on us as a result of the MOU.

3.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Acquired Operations noted above were accounted for using the purchase method of accounting. Accordingly, the results of operations of the Acquired Operations have been included in the consolidated financial statements from their respective dates of acquisition forward.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - We consider all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Restricted Cash - Restricted cash at December 31, 2002 and 2001 is comprised of certain certificates of deposit and are related to certain operating stand-by letters of credit, as well as $800,000 held in escrow related to the sale of assets to Certegy discussed in Note 1 and $125,000 held in escrow related to certain divestitures in 2001 (Note 6).

Property and Equipment - Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Major additions and improvements are charged to the property accounts while maintenance and repairs, which do not improve or extend the lives of assets, are expensed in the current period. Estimated useful lives for our assets are as follows:

Leasehold improvements	Lesser of useful life or term of lease
Computer equipment	3 to 5 years
Furniture and fixtures	10 years
Machinery and other equipment	3 to 15 years
Software	3 to 5 years

Goodwill and Intangible Assets - Intangible assets consist of the intangibles recorded as a result of the acquisitions discussed in Note 1 and include acquired technology, contracts in progress, marketing agreements and goodwill. Effective January 1, 2002, the carrying amounts of the amortizable intangible assets are reviewed for impairment at the reporting level at least annually or when events and circumstances occur indicating that the recorded costs may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment and Disposal of Long-Lived Assets. If the review indicates that the undiscounted cash flows from operations of the related intangible assets over the remaining amortization period are expected to be less than the recorded amount of the intangible asset, our carrying value of the intangible asset would be reduced to its estimated fair value determined based on discounted future cash flows. We recorded impairment charges related to certain intangible assets during 2002, 2001, and 2000 (see Notes 4 and 12).

We allocated the value of acquired intangible assets to acquired technology, workforce, contracts in progress, marketing agreements and goodwill. The value of workforce was determined by reference to the cost of the workforce retained. Contracts in progress represent existing customer contracts acquired. The value of contracts in progress was determined by reference to the recurring revenue generated from existing customers. Marketing agreements represent agreements with several bankers’ banks to use their best efforts to promote and market our products and services to community financial institutions on an exclusive basis.

Excluding intangible assets acquired from Card Plus, we determined that the remaining value of intangible assets was related to acquired technology. Acquired technology also represents internally developed software acquired. Intangible assets obtained in the Card Plus acquisition in excess of amounts allocated to workforce were allocated to goodwill. As discussed later and in Note 4, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. We reclassified amounts allocated to workforce into goodwill and ceased amortizing goodwill as a result of SFAS No. 142. Each of these intangible assets is amortized on a straight-line basis over the following periods:

	After December 31, 2001	Before December 31, 2001

Workforce	N/A	3 years
Contracts in progress	3 to 4 years	3 to 4 years
Acquired technology	3 years	3 years
Goodwill	Not amortized	3 years

Prior to the adoption of SFAS No. 142 on January 1, 2002, we assessed goodwill and long lived intangible assets for impairment when a triggering event, as defined, occurred which indicated that the carrying value of the asset was impaired. Undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured utilizing discounted estimated future cash flows.

Software Development Costs - For certain of our service bureau software applications, we account for costs incurred to develop software applications in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires that entities capitalize certain internal use software costs, which includes software design, coding, installation, configuration and testing, once technical feasibility of the developed software is attained. Costs incurred in the process of attaining technological feasibility, which includes the conceptual formulation and evaluation of the software alternatives, and costs to upgrade and enhance software once developed are expensed as incurred. Under SOP 98-1, overhead, general and administration costs, support costs and training costs are not capitalized. Capitalized software costs are depreciated on a straight-line basis over the estimated useful life of the application. Depreciation commences when the application is put into production. We perform an on-going assessment of the carrying value of our capitalized software cost in accordance with SFAS No. 144.

For certain of our in-house software applications that we sell or lease to customers, we account for the costs to develop these software applications in accordance with SFAS No. 86, Accounting for Computer Software to be Sold, Leased, or Otherwise Marketed. Research and development costs are expensed as incurred. Computer software development costs are charged to research and development expense until technological feasibility or a detail design document of the software is established, after which remaining significant software production costs are capitalized. These costs are amortized on a straight-line basis over the estimated economic life of the software. Amortization of capitalized software costs begins when products are made available for sale or when the related product is put into use. We make an ongoing assessment of recoverability of our capitalized software projects by comparing the amount capitalized for each product to the estimated net realizable value (“NRV”) of the product. If the NRV is less than the amount capitalized, a write-down of the amount capitalized is recorded.

We capitalized approximately $1.0 million and $1.1 million in software development costs, respectively, for the years ended December 31, 2002 and 2001 with an estimated useful life of five years. These costs are classified in property and equipment in the accompanying consolidated balance sheets.

Revenue Recognition - For our outsourced suite of products and services, we generally charge a fixed monthly fee based on the number and type of products and services purchased by the financial institution. We also charge variable fees that are based on the number of end users and the number of transactions for certain products and services. We generally provide products and services under contracts with terms ranging from three to five years. Revenues from these types of arrangements are recognized over the term over which the related services are provided.

We generally charge fees for our in-house products under either a perpetual license agreement which includes an up-front software fee, implementation fees and recurring monthly fees based on the number of active users and user generated transactions, or under a three to five-year subscription that includes annual subscription fees and maintenance fees. Revenues from the software and implementation component of those types of arrangements are recognized in accordance with SOP No. 97-2, “Software Revenue Recognition” as amended by Statement of Position No. 98-9, “Software Revenue Recognition, With Respect to Certain Transactions” (“SOP 98-9”) and Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition. SOP No. 97-2 software revenue is recognized when delivery has occurred, contract is signed, the price is fixed and determinable, and collectibility is assured. The related implementation revenue is recognized as the implementation is performed. SOP 98-9 requires recognition of revenue using the “residual method” when (1) there is vendor-specific objective evidence of the fair values of all undelivered elements in a multiple-element arrangement that is not accounted for using long-term contract accounting; (2) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement; and (3) all revenue-recognition criteria in SOP 97-2 other than the requirement for vendor-specific objective evidence of the fair value of each delivered element of the arrangement are satisfied. SOP 98-9 was effective for transactions entered into after March 15, 1999, and we adopted the residual method for such arrangements at that time. Recurring fees represent post-contract customer support and are recognized over the period in which the support services are provided and are based on renewal rates for post contract support. Subscription contracts result in fees being recognized over the term of the agreement.

Deferred Revenue and Unbilled Receivables - Deferred revenue represents amounts collected prior to revenue recognition. The balance primarily consists of quarterly and annual billings collected in advance and recognized ratably over the subsequent three or twelve months, as applicable. Deferred revenues will be recognized as revenue as the related services are provided.

Unbilled receivables were approximately $0 and $700,000 at December 31, 2002 and 2001, respectively. These receivables relate to end user fees and transaction fees that are billed in arrears.

Income Taxes - We account for our income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of our assets and liabilities results in deferred tax assets, an evaluation of the probability of our ability to realize the future benefits indicated by such asset is required. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies.

Fair Value of Financial Instruments - The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, approximate carrying value due to the short-term maturity of the instruments. The fair values of short-term and long-term debt amounts approximate carrying value and are based on their effective interest rates compared to current market rates.

Comprehensive Loss - Comprehensive loss for the years ended December 31, 2002, 2001, and 2000 is the same as the net loss as presented in the accompanying statements of operations.

Segment Reporting - We operate in only one segment, and as such, no additional disclosure is required. Additionally, we did not have any operations, net assets or liabilities in foreign locations.

Stock Split - All share, per share calculations, and references to historical share prices have been adjusted to reflect the one-for-eight reverse stock split effected May 16, 2001.

Concentration of Risk - During 2002, Commerce Bank accounted for approximately 13% of our total revenue. No other individual customer accounted for more than 10% of our total revenues.

Stock-based Compensation - The Company accounts for its stock-based compensation plan under Accounting Principles Board No. 25, Accounting for Stock Based Compensation. The Company records compensation expense for options issued to employees if the exercise price is less than the fair market value of the Company’s stock. That expense is amortized over the vesting period of the options.

If we had accounted for the stock option plan in accordance with Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (“SFAS No. 123”), our net loss for the years ended December 31, 2002, 2001, and 2000 would have been as follows:

	2002	2001	2000

Net loss as reported	$(15,958,749)	$(59,500,563)	$(96,640,679)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,094,000)	1,439,553	(10,008,602)

Pro forma net loss	$(18,052,749)	$(58,061,010)	$(106,649,281)

New Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board (“FASB”) approved SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 established new standards for accounting and additional disclosure requirements for business combinations initiated after June 30, 2001. Additionally, SFAS No. 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment only approach. Under SFAS No. 142, goodwill is to be tested at the reporting unit level annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill ceased effective January 1, 2002. We adopted SFAS No. 141 and SFAS No. 142 effective January 1, 2002. As discussed further in Note 4, we recorded an impairment charge of approximately $740,000 from the adoption of SFAS No. 142.

In October 2001, the FASB issued SFAS No. 144. SFAS No. 144 supersedes SFAS No. 121, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In contrast to SFAS No. 121, this statement requires the exclusion of goodwill from its scope and, therefore, eliminates the requirement of SFAS No. 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our results of operations or financial condition.

The FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the guarantor’s noncontingent obligations associated with such guarantee. The disclosure requirements of this Interpretation are effective for financial statements of periods ending after December 15, 2002 whereas the initial recognition and measurement provisions are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our results of operations of financial position.

4.         GOODWILL AND INTANGIBLE ASSETS

Upon our adoption of SFAS No. 141 as of January 1, 2002, we reclassified certain intangible assets previously allocated to workforce into goodwill, and ceased the amortization related to these intangibles.

During the second quarter of 2002, we completed the impairment test required by SFAS No. 142. As a result of this impairment test, we determined that the carrying amount of goodwill was in excess of its fair value as determined by a discounted cash flow approach. As a result, we recorded an impairment charge of $743,065 relating to goodwill, which is presented as a cumulative effect of change in accounting principle.

A summary of the changes to goodwill for the years ended December 31, 2002 and 2001 is presented below:

	Goodwill	Accumulated Amortization	Carrying Value

Balance at December 31, 2000	$—	$—	$—

Balance at December 31, 2001	—	—	—
Add: Reclassification of workforce	1,780,000	(1,036,935)	743,065
Less: Goodwill impairment	(1,780,000)	1,036,935	(743,065)

Balance at December 31, 2002	$—	$—	$—

Prior to the sale of our assets on December 31, 2002, our other intangible assets are subject to amortization with useful lives ranging from 3 to 4 years. We periodically reviewed the carrying value of these assets under the guidance of SFAS No. 144 and SFAS No. 121 to determine if there was any impairment related to these balances. The balances of these intangible assets are summarized below:

	Total	Accumulated Amortization	Carrying Value

Balance at December 31, 2001
Workforce	$1,780,000	$(1,036,935)	$743,065
Contracts in progress	1,880,000	(1,294,583)	585,417
Acquired technology	68,629,884	(47,697,209)	20,932,675

	$72,289,884	$(50,028,727)	$22,261,157

As discussed in Note 1, the Company sold substantially all of its assets and therefore has no intangible assets at December 31, 2002.

The following table reconciles the impact of adopting SFAS No. 142 for the years ended December 31, 2002, 2001, and 2000:

	Years Ended

	2002	2001	2000

Net loss before cumulative effect of change in accounting principle	$(15,215,684)	$(59,500,563)	$(96,288,699)
Add back goodwill (workforce) amortization	—	573,334	309,445

Adjusted net loss before cumulative effect of change in accounting principle	(15,215,684)	(58,927,229)	(95,979,254)
Cumulative effect of change in accounting principle	—	—	(351,980)

Adjusted net loss	$(15,215,684)	$(58,927,229)	$(96,331,234)

5.         ACQUISITIONS

Acquisition of the remote Internet and telephone banking division of SBS Corporation - On August 6, 1999, Direct Access purchased the remote banking operations of SBS. The purchase price for these operations included 325,000 shares of Direct Access common stock at the estimated fair market value of $92.00 per share and $21,534,625 in cash. Only the remote Internet and telephone banking operations of SBS were retained by the Company and the remaining operations were sold to InterCept in exchange for 56,250 shares of Direct Access common stock valued at $92.00 per share, for a total sales price of $5,175,000. The Company recorded no gain or loss on the sale of assets to InterCept, as the sale was a related party transaction. The acquisition of SBS was accounted for as a purchase. The results of operations of SBS have been included in the consolidated financial statements from the date of acquisition. The excess of the purchase price over the net tangible assets acquired was allocated to acquired technology, contracts in progress and workforce and were amortized over 3 to 4 years.

Acquisitions of the Divisions - On September 3, 1999, we purchased the Divisions. The acquisitions of the Divisions were accounted for as purchases. The purchase price of the Divisions included a total of 340,250 shares of our common stock valued at $92.00 per share. The results of operations of the Divisions have been included in the consolidated financial statements from the date of acquisition. The excess of the purchase price over the tangible net assets was allocated to acquired technology, marketing agreements, workforce and contracts in progress and were amortized over 2 to 3 years. Certain of these intangible assets were written down in 2000 (see Note 12).

Acquisition of Dyad Corporation - On September 3, 1999, we purchased Dyad. The purchase price of Dyad included 77,268 shares of our common stock valued at $92.00 per share and approximately $900,000 in cash. We also assumed debt owed by Dyad of approximately $3,500,000. The acquisition of Dyad was accounted for as a purchase. The results of operations of Dyad have been included in the consolidated financial statements from the date of acquisition. The excess of the purchase price over the net tangible assets acquired totaled $12,314,000 and was allocated to acquired technology with a three-year amortization life. The unamortized balances of these intangible assets were written off during 2000 (see Note 12).

Acquisition of Call Me Bill, LLC - On September 3, 1999, we purchased Call Me Bill. The purchase price of Call Me Bill included cash of approximately $3,288,000. The acquisition of Call Me Bill was accounted for as a purchase. The results of operations of Call Me Bill have been included in the consolidated financial statements from the date of acquisition. The excess of the purchase price over the net tangible assets acquired totaled approximately $3,635,000 and was allocated to acquired technology with a three-year amortization life. Certain of these assets were sold in 2001 (see Note 6).

Acquisition of DPSC Software, Inc. - On December 15, 1999, we purchased DPSC. The purchase price of DPSC included 52,282 shares of Netzee common stock, as adjusted to reflect shares of common stock that were returned to us to satisfy certain indemnification claims, valued at $115.00 per share, 500,000 shares of preferred stock valued at $13.00 per share, $18,500,000 in cash and the payment of other acquisition costs of approximately $1,000,000. The acquisition of DPSC was accounted for as a purchase. The results of operations of DPSC have been included in the consolidated financial statements from the date of acquisition until the assets were sold in 2001. The excess of the purchase price over the net tangible assets acquired totaled $35,760,000 and was allocated to acquired technology with a three-year amortization life. Substantially all of these assets were sold in 2001 (see Note 6).

Acquisition of DVI - On March 7, 2000, we purchased DVI. The purchase price of DVI included 94,329 shares of our common stock, as adjusted to reflect shares of common stock that were returned to us to satisfy certain indemnification claims, valued at $177.00 per share and options to purchase 8,803 shares of common stock in exchange for the cancellation of options to purchase DVI common stock. In addition, we assumed approximately $3,300,000 in outstanding debt of DVI and $1,200,000 in operating liabilities and other acquisition costs. We also granted DVI the right to receive up to 78,534 additional shares of our common stock upon the attainment of certain revenue targets in fiscal years 2000 and 2001. None of these shares were issued based on fiscal 2000 and 2001 performance. The acquisition was accounted for as a purchase. The results of operations of DVI have been included in the consolidated financial statements from the date of the acquisition until the assets were sold in 2001. The excess of purchase price over the net tangible assets acquired was allocated to acquired technology and workforce with three-year lives. Certain of these assets were written down and substantially all these assets were subsequently sold in 2001 (see Notes 6 and 12).

Acquisition of Card Plus - Effective July 1, 2000, we purchased Card Plus. The purchase price included 40,000 shares of our common stock valued at $56.00 per share and options to purchase 4,445 shares of common stock in exchange for the cancellation of Card Plus phantom stock units. Additionally, we granted Card Plus the right to receive up to 28,572 shares of common stock upon the attainment of certain revenue and employee retention goals for the period from July 1, 2000 to June 30, 2001. However, we were required to issue all of these shares if the closing price of a share of our common stock was less than $36.00 on June 29, 2001. Because our closing stock price on June 29, 2001 was $4.20, we issued all of these shares and recorded the amount within equity. The acquisition was accounted for as a purchase. The results of operations of Card Plus have been included in the consolidated financial statements since the effective date of the acquisition. The excess of purchase price over the net tangible assets acquired was allocated to goodwill and workforce with three-year lives. The unamortized balances of these intangible assets were written off during 2001 (see Note 12).

Acquisition of Assets from Harland - Effective November 1, 2000, we purchased Harland’s Internet banking and bill payment businesses and assumed certain liabilities related to those businesses. The purchase price included 550,000 shares of our common stock valued at $32.00 per share. As a result of this issuance, as if the date of the sale of substantially all of our assets as discussed in Note 1, Harland owned approximately 16% of our common stock. The acquisition was accounted for as a purchase. The results of operations of Harland have been included in the consolidated financial statements from the effective date of the acquisition. The excess of the purchase price over the net tangible assets acquired was allocated to acquired technology and workforce with three-year lives.

Acquisition of HomeCom - On March 15, 2001, we purchased certain assets of HomeCom’s Internet banking business and assumed certain of HomeCom’s operating liabilities related to the business. The purchase price was approximately $420,000 in cash and related acquisition expenses. The transaction was accounted for as a purchase. The excess of purchase price over the net tangible assets acquired was allocated to acquired technology and is being amortized over three years. The results of operations of HomeCom have been included in the consolidated financial statements from the effective date of the acquisition and are not material to the results of our operations.

6.         DISPOSITIONS

Disposition of DPSC Assets - On February 2, 2001, we sold to InterCept substantially all of the regulatory reporting assets acquired from DPSC in 1999, and InterCept assumed certain of the related operating liabilities, for total consideration of approximately $16.5 million, including liabilities assumed of approximately $2.4 million. We received cash proceeds of approximately $14.1 million. In connection with the sale of these assets, we recorded a non-cash loss of approximately $5.7 million. This non-cash loss is included in the net loss on sales of assets in our Consolidated Statement of Operations.

Disposition of Certain Bill Payment Assets - Effective May 1, 2001, we sold to iPay certain assets related to a portion of our bill payment operations including contracts for bill payment only services that were not considered to be a part of our core business, and iPay assumed certain of the related operating liabilities. Gross proceeds from the sale were approximately $1.3 million in cash. In connection with the sale of these assets, we recorded a gain of approximately $1.2 million. This gain is included in the net loss on sales of assets in our Consolidated Statement of Operations.

Disposition of DVI Assets - On November 15, 2001, we sold substantially all the assets acquired from DVI to SS&C and SS&C assumed substantially all the related operating liabilities. Gross proceeds from the sale were approximately $1.35 million in cash. Prior to the sale, certain of the intangible assets related to this business were written down in 2001 (see Note 12). In connection with the sale of these assets, we recorded a non-cash loss on sale assets of approximately $206,000. This loss is included in the net loss on sales of assets in our Consolidated Statement of Operations.

7.         PROPERTY AND EQUIPMENT

Due to the sale of substantially all of our assets to Certegy, as discussed in Note 1, the Company no longer held property and equipment at December 31, 2002. Property and equipment at December 31, 2001 consisted of the following:

Leasehold improvements	$1,163,964
Computer equipment	3,108,391
Furniture and fixtures	254,232
Machinery and other equipment	446,425
Software	2,350,292

7,323,304
Less accumulated depreciation	(3,007,404)

Property and equipment, net	$4,315,900

8.         INTANGIBLE ASSETS

Due to the sale of substantially all of our assets to Certegy, as discussed in Note 1, the Company no longer held intangible assets at December 31, 2002. Intangible assets at December 31, 2001 consisted of the following:

Goodwill	$—
Workforce	1,780,000
Contracts in progress	1,880,000
Marketing agreements	—
Acquired technology	68,629,884

72,289,884
Less accumulated amortization	(50,028,727)

Intangible assets, net	$22,261,157

9.         NOTE PAYABLE

On October 18, 1999, we entered into a $1,345,000 term loan with a bank to secure the purchase of equipment. The loan bore interest at LIBOR plus 2% per year and outstanding principal under the loan was due in 60 monthly installments starting November 1, 1999 and a final balloon installment. On August 22, 2000 the loan was revalued and refinanced due to equipment upgrades. The loan amount was thereby increased to $1,650,000 resulting in net proceeds of $400,192. The loan was secured by equipment and a personal guaranty by two directors of Netzee. On March 1, 2001, the note payable was assumed by the directors providing the guarantee, in exchange for the equipment that was purchased with the proceeds of the loan. We no longer have any liability under the loan.

10.       RELATED-PARTY TRANSACTIONS

As discussed in Note 5 and Note 6, we completed several acquisitions and dispositions during 2000 and 2001. In some of these transactions, persons who were previously officers, directors or shareholders of the acquired companies became executive officers or directors of Netzee, who were beneficial owners of more than 5% of our common stock.

Related Party Borrowings - Prior to our initial public offering, InterCept loaned us money to fund the cash portions of the acquisitions of Dyad and Call Me Bill discussed in Note 5 and to fund our operations. All pre-offering borrowings were paid off with proceeds from the initial public offering. On December 15, 1999, we received a commitment for a $15 million line of credit from InterCept in connection with the acquisition of DPSC. In May 2000, the $15 million line of credit agreement with InterCept was finalized. At that time, the outstanding principal balance due on the borrowings was transferred to the line of credit. The line of credit bore interest at a yearly rate of prime plus 2% and was secured by substantially all of our assets. Accrued interest under the line of credit was payable quarterly beginning July 1, 2000. The principal balance was payable at maturity on May 31, 2003. The line of credit agreement provided for earnings, tangible net worth and other affirmative and negative covenants with which we were required to comply, and provided for various other conditions and restrictions. These borrowings were used to fund working capital requirements. As of December 31, 2000, we were out of compliance with certain of these covenants. However, InterCept waived such non-compliance as of December 31, 2000. We incurred approximately $1.1 million of interest expense associated with our borrowings from InterCept for the year ended December 31, 2000.

On September 29, 2000, we entered into an acquisition agreement with Harland to acquire Harland’s Internet banking and bill payment businesses. Simultaneously with the signing of the acquisition agreement, we borrowed $5.0 million from Harland pursuant to a promissory note. The note bore interest at a rate of prime plus 2% per year and was secured by substantially all of our assets. Such security was pari passu in priority to the security given to InterCept with respect to the line of credit. The principal balance was payable at maturity on September 29, 2005, or upon demand with 30 days notice after September 29, 2002. We incurred approximately $148,000 in interest associated with this borrowing in 2000.

In conjunction with the sale of the DPSC assets to InterCept in February 2001, we converted the $15 million line of credit with InterCept and our $5 million promissory note to Harland into a joint $20 million credit facility that matured on November 2, 2002 ($15 million to be funded by InterCept and $5 million to be funded by Harland). The terms of the credit facility remained consistent with the terms of the former InterCept line of credit and Harland promissory note except that both InterCept and Harland had the right (instead of just InterCept) to enforce the covenants contained in the line of credit agreement. On February 2, 2001, we sold to InterCept substantially all of the regulatory reporting assets acquired from DPSC in 1999 and InterCept assumed certain of the related operating liabilities, for total consideration of approximately $16.5 million, including liabilities assumed of approximately $2.4 million. The proceeds from the sale of the DPSC assets were used to pay down this credit facility by approximately $11.8 million.

On May 8, 2001, we sold certain assets related to a portion of our bill payment operations to iPay. Gross proceeds from the sale were approximately $1.3 million in cash and the majority of these proceeds were used to pay down our joint credit facility. As a result of this sale, Harland’s portion of the joint credit facility was permanently reduced by $225,000. The total credit facility was reduced to $19,775,000 and the ratio of available borrowings was adjusted to approximately 76% from InterCept and approximately 24% from Harland. We incurred interest expense associated with InterCept and Harland of approximately $824,000 and $265,000, respectively, during 2001.

On November 15, 2001, we sold substantially all of the assets acquired from DVI to SS&C. Gross proceeds from the sale were approximately $1.35 million in cash and the majority of these proceeds were used to pay down our joint credit facility. As a result of this sale, Harland’s portion of the joint credit facility was permanently reduced by $220,000. The total credit facility was reduced to $19,555,000 and the ratio of available borrowings was adjusted to approximately 77% from InterCept and approximately 23% from Harland.

On March 29, 2002, our joint credit facility with InterCept and Harland was amended. The maturity date of the credit facility was extended to April 10, 2003 and the total credit facility was reduced from $19.6 million to $18 million. The first $17 million, to the extent borrowed, would be funded approximately 76.7% by InterCept and 23.3% by Harland. The remaining $1 million, if borrowed, would be funded solely by InterCept. In connection with this amendment, InterCept was paid an extension fee of $100,000 and Harland was paid an extension fee of $20,000. These extension fees were amortized over the term of the extension period and are included in net interest expense in the accompanying statement of operations.

On December 5, 2002, we entered into a definitive agreement with Certegy to sell substantially all of our assets. Pursuant to the joint credit facility, we were required to obtain the consent of InterCept and Harland to enter into this agreement. Their consent was conditional, among other things, on receiving all accrued but unpaid interest at the time of the sale, that the amount outstanding on the credit facility does not exceeded a certain level, and that a certain minimum final payment is made in settlement of the line of credit facility.

On December 31, 2002, we completed the sale of assets to Certegy. At the time of the sale, we paid InterCept and Harland all accrued but unpaid interest. We made a principal payment to InterCept totaling approximately $2.3 million and to Harland totaling approximately $1.0 million in settlement of our obligations under this facility (Note 1).

As of December 31, 2002, the balance on this joint credit facility was $0. We incurred interest expense associated with our borrowings from InterCept and Harland of approximately $692,000 and $210,000, respectively, during 2002.

Related-party loans from shareholders at December 31, 2001 consisted of the following:

Joint line of credit from InterCept and Harland (Intercept funds 76.7%, Harland funds 23.3%), interest payable quarterly at prime plus 2% per year; payable in full on April 10, 2003, the facility is secured by substantially all our assets	$13,191,715

Less current maturities	—

$13,191,715

In conjunction with the sale of assets to Certegy, we agreed to pay the common shareholders up to $0.50 per share for each of their shares of common stock (except with respect to which dissenters' rights had been validly exercised and perfected), but only after all known and undisputed liabilities were either discharged or paid. Subsequent to the payment to the common shareholders, if any, any remaining assets not required to settle our liabilities and contingencies will be distributed among Intercept, Harland and the Preferred Stockholder.

Other Relationships with Intercept - Our former Chairman of the Board of Directors is the Chairman and Chief Executive Officer of Intercept Our Chief Executive Officer is a director of Intercept Our former Chief Executive Officer and former Vice Chairman of the Board of Directors was a director of Intercept A former non-employee director of Netzee was also a director of Intercept

In September 1999, we entered into a marketing agreement with Intercept under which Intercept sells our products and services. Under this agreement, we pay a commission to Intercept for each sale of our products and services made by Intercept and for each referral to our sales force that results in a sale. We paid Intercept approximately $67,000, $141,000, and $357,000 in 2002, 2001, and 2000, respectively, as a result of this agreement.

During 2002, 2001, and 2000, we shared some of our facilities with Intercept and utilized some of Intercept’s telecommunications and other services. We paid approximately $28,000, $112,000, and $163,000 related to those shared costs during 2002, 2001, and 2000, respectively.

During 2002, 2001, and 2000, we used Intercept’s vendor relationships to purchase certain hardware and software used to implement our Internet and telephone banking products. By utilizing these vendor relationships, we were able to take advantage of discounts that we would have been unable to obtain on our own. In addition, Intercept assisted us in managing the ordering and inventory process related to this equipment. During 2002, 2001, and 2000, we paid approximately $0, $123,000, and $435,000, respectively, in costs to purchase the equipment, which included a fee to Intercept for its services.

Intercept also licenses certain of our telephone banking products for sales to their customers. Under this agreement, Intercept pays us an initial license fee along with an annual maintenance fee. We received approximately $178,000, $248,000, and $286,000 in payments from Intercept related to this agreement during 2002, 2001, and 2000, respectively.

Other Relationships with Harland - In connection with the acquisition of assets from Harland, beginning in November 2000, we subleased certain of our Connecticut and Oregon facilities from Harland. We paid approximately $0, $356,000, and $135,000 in expenses during 2002, 2001, and 2000, respectively, associated with these subleases. Additionally, we incurred costs totaling approximately $102,000, $122,000, and $322,000 during 2002, 2001, and 2000, respectively, related to the usage of certain of their employees and certain administrative support as well as certain equipment lease costs during the post-acquisition transition.

In May 2001, we entered into a marketing agreement with Harland under which Harland sells certain of our Internet-based products and services. Under this agreement we pay a commission for sales of our products and services made by Harland and for each referral to our sales force that results in a sale. We incurred expenses of approximately $9,000 and $76,000 in 2002 and 2001, respectively, as a result of this agreement.

Our Other Relationships - Our former Chief Executive Officer and former Vice Chairman of the Board of Directors is a partner at Nelson Mullins Riley & Scarborough, L.L.P., a law firm that provided legal services to us. We paid approximately $0, $62,000, and $425,000 during fiscal 2002, 2001, and 2000, respectively, to this firm for these legal services.

On July 1, 1999, certain officers and directors of Netzee and InterCept entered into full-recourse promissory notes with Direct Access as lender. These notes totaled $3,110,000 and were given as consideration for the issuance of shares of Direct Access common stock to these individuals. Each of the notes bore interest at 7% per year and matured on June 30, 2002. During fiscal 2002, 2001, and 2000, principal payments on the notes were made in the amount of approximately $400,000, $1 million, and $1.7 million, respectively, and interest payments were made in the amount of approximately $75,000, $29,000, and $237,000, respectively. The outstanding principal balances totaled $0 and $400,000 as of December 31, 2002 and 2001, respectively. Accrued interest on the notes as of December 31, 2002 and 2001 totaled approximately $0 and $70,000, respectively. In the collection of the final balance, we wrote off approximately $17,000 in accrued interest income related to these notes.

On August 5, 1999, an officer of Netzee entered into a full-recourse promissory note with Netzee as lender. The note totaled $93,300 and the proceeds were used to exercise options to purchase shares of our common stock. The principal and interest due on this note were paid in full upon maturity. Accrued interest on this note as of December 31, 2002 and 2001 was approximately $0 and $16,000, respectively. The loan bore interest at a rate of 7% and matured on August 4, 2002. The interest on these promissory notes has been included in the principal amount and is, therefore, classified as a component of stockholders’ equity.

In May 2001, we sold a portion of our non-core business to iPay, which also assumed certain of the liabilities associated with the assets (see Note 6). Certain of the owners of iPay were former officers of Netzee.

11.       RESTRUCTURING COSTS

In the fourth quarter of 2000, we initiated a restructuring of management with the termination of certain management employees. Consequently, a restructuring charge of $586,200 was recorded in accordance with Emerging Issues Task Force (“EITF”) 94-3, Liability Recognition for Cost to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This amount was comprised of $375,000 in non-cash stock-based compensation associated with the accelerated vesting of restricted stock, which is included in amortization of stock-based compensation in the Consolidated Statements of Operations, and $211,200 in severance and payroll-related items.

During fiscal 2001, we finalized and announced restructuring plans to reduce expenses through the consolidation of our Internet and bill payment operations. This restructuring has resulted in the closure of our offices in Alabama, Connecticut, Kentucky, Texas and Tennessee. Total staff reductions were approximately 195 employees. Consequently, a restructuring charge of approximately $2,002,000 was recorded for the year ended December 31, 2001 in accordance with EITF 94-3. This amount was comprised of approximately $1,350,000 in severance and payroll-related items and approximately $652,000 in lease and other contract termination costs.

In connection with this restructuring, we have accrued approximately $1,109,000 as additional purchase price for the acquisition of assets from Harland as a result of the termination of employees and the closing of offices obtained in that acquisition in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.” This amount is comprised of approximately $1,060,000 for severance and payroll-related items and approximately $50,000 for office lease and other contract termination costs.

As of December 31, 2002, we had paid approximately $3,697,000 in restructuring costs consisting of approximately $2,995,000 in severance and payroll related costs and approximately $702,000 in contract and lease termination costs. As of December 31, 2002, we had terminated approximately 195 employees as the result of the restructuring plan. At December 31, 2002, all costs accrued in connection with this restructuring had been paid.

The following table summarizes our restructuring charges accrued and paid in 2002, 2001, and 2000:

	Severance and Payroll Related Items	Lease and Other Contract Termination Costs	Total

Restructuring charges accrued in 2000	$586,000	$—	$586,000
Restructuring charges recorded in connection with the acquisition of assets from Harland	773,000	200,000	973,000

Paid in 2000	(487,000)		(487,000)

Balance at December 31, 2000	872,000	200,000	1,072,000

Restructuring charges accrued in 2001	1,350,000	652,000	2,002,000
Restructuring charges recorded in connection with the acquisition of assets from Harland	286,000	(150,000)	136,000

Paid in 2001	(2,371,000)	(677,000)	(3,048,000)

Balance at December 31, 2001	137,000	25,000	162,000
Paid in 2002	(137,000)	(25,000)	(162,000)

Balance at December 31, 2002	$—	$—	$—

12.       ASSET IMPAIRMENT CHARGES

Prior to the adoption of SFAS No. 144 and in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, we performed an impairment test with regards to a long-lived asset when a “triggering event” occurred which indicated that the carrying value of the asset was unrealizable. Our policy for the completion of such analysis was to compare the undiscounted cash flows expected to be generated from the long-lived asset over its useful life to the carrying value of the asset. SFAS No. 121 also required that when a group of assets being tested for impairment was acquired as part of a business combination using the purchase method of accounting, any cost in excess of net assets acquired that arose as part of the transaction must be included as part of the asset group. During fiscal 2000, management determined that a triggering event had occurred with respect to certain acquired software applications as a result of our management restructuring and realigned strategic focus.

Additionally, during 2001 we determined that a triggering event had occurred related to our decision to sell certain assets related to the DVI acquisition, as well as the termination of a customer associated with our Card Plus acquisition. An analysis of the estimated future cash flows expected to be generated by these acquired assets was determined to be less than the carrying amount, and allocated cost was determined to be in excess of net assets acquired. Therefore, these acquired assets were determined to be impaired in accordance with SFAS No. 121. Consequently, the original cost bases of these assets were reduced to reflect the fair market value of such assets at the date of the analysis.

These triggering events resulted in a $12.1 million and $26.3 million asset impairment loss for the years ended December 31, 2001 and 2000, respectively. In determining the fair market value of these assets, we considered recent transactions and market trends involving similar assets.

13.       CHANGE IN ACCOUNTING PRINCIPLE

In the fourth quarter of fiscal 2000, we adopted SAB No. 101, which establishes guidelines for revenue recognition and enhances revenue recognition disclosure requirements. Pursuant to this guideline, up-front fees associated with certain product implementations are now being recognized over the term of the underlying agreement, rather than upon the completion of product implementation. The cumulative impact of adopting SAB No. 101 was recorded as of January 1, 2000 and is reported as a change in accounting principle for our year ended December 31, 2000.

14.       INCOME TAXES

We have incurred net operating losses (“NOL”) since inception. As of December 31, 2002 and 2001, we had NOL carryforwards of approximately $31.7 million and $47.2 million, respectively, available to offset our future income tax liability. The NOL carryforwards will begin to expire in 2014. Due to the uncertainty of the realizability of the net operating losses, we have not reflected an income tax benefit in the accompanying statements of operations for any period presented and have recorded a valuation allowance equal to the net deferred tax assets at December 31, 2002 and 2001.

The components of the deferred tax assets and liabilities are as follows as of December 31, 2002 and 2001:

	2002	2001

Deferred tax assets:
Net operating loss carryforwards	$12,126,573	$18,029,840
Deferred revenue	—	1,172,699
Accounts receivable reserve	—	142,577
Stock - based compensation	3,292,705	3,292,705
Intangible assets	—	505,963
Other	—	213,057

Total deferred tax assets	15,419,278	23,356,841
Deferred tax liabilities
Property and equipment	—	(283,322)
Unbilled accounts receivable	—	—

Total deferred tax liabilities	—	(283,322)

Net deferred tax assets	15,419,278	23,073,519
Valuation allowance	(15,419,278)	(23,073,519)

Net	$—	$—

The components of the income tax benefit for the years ended December 31, 2002, 2001, and 2000 are as follows:

	2002	2001	2000

Current benefit:
Federal	$—	$—	$—
State	—	—	—

Total current benefit	—	—	—
Deferred (benefit) expense:
Federal	117,411	(3,374,311)	(11,503,613)
State	10,064	(396,978)	(1,353,366)

Total deferred (benefit) expense	127,475	(3,771,289)	(12,856,979)

Total (benefit) expense	127,475	(3,771,289)	(12,856,979)
Change in valuation allowance	(127,475)	3,771,289	12,856,979

Total	$—	$—	$—

The following is a summary of the items, which resulted in recorded income taxes that differ from taxes, computed using the statutory income tax rates for the years ended December 31, 2002, 2001, and 2000, respectively:

	2002	2001	2000

Tax benefit at federal statutory rates	35%	34%	34%
Tax benefit at state statutory rate	3	4	4
Permanent tax differences	(36)	(44)	(51)
Effect of valuation of allowance	(2)	6	13

Effective tax rate	—%	—%	—%

We plan to use a portion of our NOL to offset any taxable gain from the sale of our assets and dissolution, (Note 1).

15.       PREFERRED STOCK

In December 1999, we issued 500,000 shares of Series A 8% Convertible Preferred Stock, no par value, with a $13.00 per share stated value. The Series A Preferred Stock was convertible at the option of the shareholder, in whole or in part, into 51,384 split-adjusted shares of common stock. In addition, if the average closing price of our common stock had equaled or exceeded a split-adjusted price of $208.00 per share for any four-week period, we would have been permitted to redeem all of the Series A Preferred Stock for cash or 51,384 split-adjusted shares of common stock. If we had elected to redeem the Series A Preferred Stock for cash, the holder had the option to receive payment in common stock. Series A Preferred Stock dividends were cumulative and were payable when declared by the Board of Directors, at the rate of $1.04 per share per year. During 2000, we paid $24,200 in dividends related to dividends accrued during 1999 on these shares.

In September 2000, we exchanged all 500,000 shares of Series A 8% Convertible Preferred Stock for 500,000 shares of Series B 8% Convertible Preferred Stock, no par value. The rights, preferences and limitations of the Series B Preferred Stock are substantially identical to those of the Series A Preferred Stock, except that upon conversion of the Series B Preferred Stock or upon the liquidation of Netzee, a holder of the Series B Preferred Stock is entitled to receive all accrued but unpaid dividends thereupon.

In connection with a registration rights agreement entered into with the former shareholders of DPSC, the shares were subject to the right, as of June 15, 2002, of the holders of the Series B Preferred Stock to require us to repurchase all of such shares at a price of $13.00 per share, plus all accrued and unpaid dividends thereupon.

On March 29, 2002, the Registration Rights Agreement with the former shareholders of DPSC was amended to defer, until April 10, 2003, the right of the holders of the Series B Preferred Stock to require Netzee to repurchase the preferred stock. In connection with this amendment, Netzee paid an extension fee of approximately $500,000 which was amortized over the term of the extension period and is included in preferred stock dividends.

On December 5, 2002, we entered into a definitive agreement with Certegy to sell substantially all of our assets. Pursuant to the terms of the holder of the Series B Preferred Stock, we were required to obtain the consent of the Series B Preferred Stock. This consent was conditioned on a certain minimum final payment in settlement of our obligation related to the Series B Preferred Stock and accrued but unpaid dividends.

On December 31, 2002, we completed the sale of assets to Certegy. We accrued the final payment to the Series B Preferred Stockholder. This payment was made on January 2, 2003 in settlement of our obligations related to the Series B Preferred Stock and accrued but unpaid dividends (Note 1).

During 2002 year, we accrued $520,000 in dividends on the Series B Preferred Stock that were paid as part of the January 2, 2003 payment to the Series B Preferred Stockholder.

16.       STOCK OPTION PLAN

During 1999, we adopted, and our shareholders approved, the 1999 Stock Option and Incentive Plan (the “Stock Option Plan”). Awards under the Stock Option Plan are granted to eligible officers, directors, employees and other persons by the Board of Directors or by our Compensation Committee, which is composed of the entire Board of Directors. Awards issued under the Stock Option Plan may include incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), restricted stock or stock appreciation rights. The Compensation Committee administers the Stock Option Plan and generally has the discretion to determine the terms of an option grant, including the number of option shares, option price, term, vesting schedule, the post-termination exercise period, and whether the grant will be an ISO or NQSO, except that the Board of Directors must approve all awards to our executive officers and directors.

During 1999, we issued options with exercise prices below the initial public offering price. Accordingly, we recorded approximately $13.1 million in deferred compensation and included such amount in common stock. This amount is being amortized over the respective vesting periods of the options. We recorded approximately $234,000, $1.3 million and $3.2 million in compensation expense, net of forfeitures for these options during 2002, 2001 and 2000, respectively.

A summary of stock options granted and related information for the years ended December 31, 2002, 2001 and 2000 is presented below:

	Shares	Price Range

Outstanding at December 31, 1999	351,938	$16.00-118.00

Granted	297,802	$0.08-177.04
Exercised	(1,771)	$0.08-40.00
Forfeited	(111,347)	$40.00-177.04

Outstanding at December 31, 2000	536,622	$0.08-136.64

Granted	48,700	$3.84-4.00
Exercised	(2,223)	$0.08
Forfeited	(380,126)	$0.08-177.04

Outstanding at December 31, 2001	202,973	$3.84-122.00

Granted	50,000	$0.35
Exercised	—	—
Forfeited	(202,973)	$3.84-122.00

Outstanding at December 31, 2002	50,000	$0.35

Exercisable at December 31, 2002	50,000	$0.35

The following summarizes information about the stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31, 2002	Weighted- Average Exercise Price

$0.35	$50,000	9.70	$0.35	$50,000	$0.35

During 1999, we issued 9,375 shares of restricted stock under the Plan. In conjunction with our management restructuring (see discussion in Note 11), we accelerated the vesting period of 3,125 of these shares in exchange for the forfeiture of 3,125 shares. As of December 31, 2002, there were 6,250 shares issued and outstanding related to this grant, all of which are vested. The weighted average fair value of these shares at grant date was $120.00 per share.

During 2002, we issued an option to purchase 25,000 shares of common stock at $0.35 per share to each of two new directors. Under the terms of this option grant, twenty-five percent of the shares underlying the option vested immediately and the remaining shares underlying the option grant vest annually on each of the next three anniversaries of the grant and vesting is accelerated upon a change of control. Upon the completion on December 31, 2002 of the sale of assets to Certegy, all 50,000 shares underlying these two option grants were fully vested.

During 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Entities electing to use the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income, and, if presented, earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

We have elected to account for our stock-based compensation plan under APB Opinion No. 25. We have computed, for pro forma disclosure purposes, the value of all options to purchase shares of our common stock granted in 2002, 2001, and 2000 to our employees using the Black-Scholes option pricing model prescribed in SFAS No. 123 and the following weighted-average assumptions: for 2002, risk-free interest rates of 3.1% to 3.82%, expected dividend yield of 0%, expected lives of four years, and expected volatility of 110%; for 2001, risk-free interest rates of 3.49% to 5.02%, expected dividend yield of 0%, expected lives of four years, and expected volatility of 185%; and for 2000, risk-free interest rates of 6.03% to 6.21%, expected dividend yield of 0%, expected lives of four years, and expected volatility of 132%.

The weighted average fair value of options granted to employees of Netzee in 2002, 2001 and 2000, was $0.35, $3.79 and $52.08 per share, respectively. The total value of the options granted to these employees during 2002, 2001, and 2000 was computed as approximately $35,000, $185,000, and $15.9 million, respectively, which would be amortized on a pro forma basis over the three-year vesting period of the options.

17.       EMPLOYEE BENEFITS

In 1999, we established a defined contribution 401(k) savings plan, which covers substantially all employees, subject to certain minimum age and service requirements. Contributions to this plan are voluntary; however, for the year ended December 31, 2000, we matched in cash 100% of the first 4% of compensation contributed, and in our common stock 100% of the next 2% of compensation contributed. For the year ended December 31, 2001, we matched in cash 50% of the first 4% of compensation contributed, and in our common stock, 50% of the next 2% contributed. The stock was issued to those employees who contributed in excess of 4% and were still employed by us as of December 31, 2000 and 2001, respectively. The number of shares was determined by taking the total dollar value of the matching contribution divided by the share closing price on the last trading day of the year. During 2002, we amended this plan to modify that portion of employer matching contributions that had previously been made in shares of our common stock. We repurchased all shares held in this plan on August 16, 2002 and retired 50,997 shares of our common stock.

We contributed approximately 0, 12,300, and 47,400, shares valued at approximately $0, $21,000, and $142,000 at December 31, 2002, 2001 and 2000, respectively. Our cash contributions were approximately $92,000, $187,000, and $577,000 for the years ended December 31, 2002, 2001, and 2000, respectively. In connection with the sales of assets and liquidation and dissolution of the Company (Note 1), we intend to terminate our 401(k) savings plan.

18.       SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2002	2001	2000

Cash paid for interest	$1,369,518	$1,379,936	$908,132
Supplemental disclosure of non—cash investing and financing activities:
Stock issued for acquisitions	—	—	39,834,929
Stock issued for employer 401(k) match	—	20,516	142,204
Stock reclaimed from escrow	—	(68,713)	—

19.       COMMITMENTS AND CONTINGENCIES

Rent expense for the years ended December 31, 2002, 2001, and 2000, was approximately $716,000, $1,111,000, and $1,374,000, respectively. The Company is no longer obligated to pay lease agreements.

Litigation - We are party to various claims and legal proceedings that arise in the normal course of business. Management, on the advice of legal counsel, does not believe that a negative outcome of any known pending litigation would have a material adverse effect on us or our financial condition or results of operations.

As reported in our Form 10-Q for the quarter ended June 30, 2001, on November 1, 1999, Independent Banker’s Bank of Florida (“IBBF”) filed a lawsuit against Netzee in the U.S. District Court for the Middle District of Florida. In this lawsuit, IBBF claimed that we violated the terms of a marketing agreement between IBBF and SBS, a company acquired by our predecessor. We terminated this marketing agreement after the acquisition of SBS in August 1999. In the lawsuit, IBBF claimed that the marketing agreement did not permit Netzee to terminate the agreement and that Netzee breached certain exclusivity provisions of the agreement. In March 2002, we settled this litigation for a cash payment of $750,000.

20.       SUBSEQUENT EVENTS

Termination of SEC Filings - On January 9, 2003 we filed a Form 15 with the Securities and Exchange Commission to terminate our obligation to file periodic and current reports. As a result of this filing, our common stock ceased to be quoted on the OTC bulletin board and we were no longer required to file such reports with the SEC.

Termination of the MOU - On January 30, 2003, we were notified by the Office of the Comptroller of the Currency that the MOU.

Liquidating Distribution to Common Shareholders - On February 7, 2003, we made a liquidating distribution of $0.50 per share (a total of approximately $1.7 million) to the record holders of Netzee, Inc. common stock as of the close of business on February 6, 2003. This was the only distribution to be made to record holders of Netzee, Inc. common stock, and was in complete liquidation of all shares of Netzee, Inc. common stock outstanding.

Liquidation and Dissolution of Netzee, Inc. - Subsequent to December 31, 2003, we have initiated the process of liquidating and dissolving the Company. The steps required to complete the liquidation and dissolution are being completed as soon as practicable. After the payment for provision for all known claims and the establishment of appropriate reserves for all other obligations, commitments and contingencies known and unknown, any remaining assets will be distributed among InterCept, Harland and the Preferred Shareholder.